SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 16, 2003

THE PROGRESSIVE CORPORATION

(Exact name of registrant as specified in its charter)

Ohio	**1-9518**	**34-0963169**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6300 Wilson Mills Road, Mayfield Village, Ohio 44143

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code 440-461-5000

Not Applicable

(Former name or former address, if changed since last report)

TABLE OF CONTENTS

Item 9.   <u>Regulation FD Disclosure.</u>

On April 16, 2003, The Progressive Corporation (the "Company") issued a News Release containing financial results of the Company for the three months ended March 31, 2003 (the "News Release"). A copy of the News Release is attached hereto as Exhibit 99. This information is being furnished under this Item 9 and under Item 12 (Results of Operations and Financial Condition), pursuant to SEC Release No. 33-8216.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 16, 2003

THE PROGRESSIVE CORPORATION

By: /s/ W. Thomas Forrester
Name: W. Thomas Forrester
Title: Vice President and Chief
      Financial Officer

EXHIBIT INDEX

Exhibit No. Under Reg. S-K Item 601	Form 8-K Exhibit No.	Description
99	99	News Release dated April 16, 2003, containing financial results of The Progressive Corporation for the three months ended March 31, 2003.